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The Latin America Investment Fund, Inc.
The Latin America Equity Fund, Inc.
The Emerging Markets Infrastructure Fund, Inc.
The Emerging Markets Telecommunications Fund, Inc.
466 Lexington Avenue
New York, New York 10019

Results of Shareholder Meetings; Extension of LAM Tender Offer Period

For Immediate Release

October 11 , 2000

Contact: Investor Relations
         Credit Suisse Asset Management, LLC
         1-800-293-1232

     New York, New York. The Latin America Investment Fund, Inc. (NYSE:LAM) and The Latin America Equity Fund, Inc. (NYSE:LAQ) announced today that their respective shareholders, at Special Meetings of Shareholders held yesterday, have approved the previously-announced proposed merger of LAQ with and into LAM. Concurrently with the merger, LAM, the surviving fund, will change its name to The Latin America Equity Fund, Inc. and, as approved by LAM's shareholders, adopt the same investment objective and policies currently followed by LAQ.

     A Special and an Annual Meeting of Shareholders of The Emerging Markets Infrastructure Fund, Inc. (NYSE:EMG) and The Emerging Markets Telecommunications Fund, Inc. (NYSE:ETF), respectively, were also held yesterday to consider the proposed merger of those two funds. As previously announced, ETF is to merge with and into EMG and, concurrently with the merger, EMG, the surviving fund, will change its name to The Emerging Markets Telecommunications Fund, Inc. and adopt the same investment objective and policies currently followed by ETF. The shareholders of EMG approved the merger and the change in its investment objective and policies effective upon the consummation of the merger. However, as the percentage of outstanding shares of ETF voting in favor of the merger (46.4%) was slightly less than the required majority, the ETF shareholder meeting was adjourned, with respect to that proposal only, to Monday, October 16, 2000 at 3 p.m. New York time at the offices of Credit Suisse Asset Management, LLC, 466 Lexington Avenue, 16th Floor, New York, New York in order to allow for further solicitation of proxies.

     The previously announced cash self-tenders being conducted by LAM and EMG are conditioned upon shareholder approval of the mergers and the satisfaction or waiver



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of all of the other conditions to the closings of the mergers. One of the conditions to the merger of LAM and LAQ is the receipt of an exemptive order from the Securities and Exchange Commission pursuant to Section 17(b) of the Investment Company Act of 1940, as amended. It is currently anticipated that such exemptive order will be issued in late October. Accordingly, LAM is extending its self-tender offer, which originally had been scheduled to expire on October 20, 2000, to 5:00 p.m., Eastern time, on Monday, October 30, 2000. At the close of business on October 10, 2000, approximately 2,470,006 shares of LAM had been validly tendered into the offer.

     Assuming ETF has received the requisite approval of its shareholders at the adjourned shareholders' meeting, the delay in the shareholder approval of the Merger will have no impact upon its self-tender offer which is still scheduled to expire on October 20, 2000, at 5:00 p.m., Eastern time.

     The shareholders of LAM and EMG also approved new investment advisory agreements with Credit Suisse Asset Management, LLC (CSAM), and the LAM shareholders approved a new sub-advisory agreement with its Chilean sub-advisor, that will become effective upon the consummation of the mergers. These agreements incorporate existing voluntary fee waivers, implemented July 1, 2000, pursuant to which the advisory and sub-advisory fees are calculated based upon the lower of each fund's net asset value or share price. ETF's shareholders also elected management's two nominees to the Board of Directors, William W. Priest Jr. and James J. Cattano, and ratified the selection of PricewaterhouseCoopers LLP as ETF's auditors for the current fiscal year.

     CSAM is the investment adviser to each of the Funds. CSAM is a diversified asset manager, handling equity, fixed income, international and derivative based accounts. As of August 31, 2000, CSAM-Americas managed approximately $71 billion in assets.